

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2011

Juan Miguel Rios Gutierrez
Chief Executive Officer
Nature's Call Brands Inc.
3120 South Durango Drive, Suite 305
Las Vegas, Nevada 89117-4454

> **Re: Nature's Call Brands Inc.**
> **Item 4.01 on Form 8-K**
> **Filed February 4, 2011**
> **File No. 0-54268**

Dear Mr. Guiterrez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 8-K Filed February 4, 2011

1.   Our records show your file number was changed to 0-54268 on February 4, 2011 when you filed Form 8-A. Please revise the cover page to include the new file number.

2.   Please revise your disclosure in the second paragraph to state whether Davis Accounting Group, P.C.'s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

3.   Please note that you are required to file an updated letter from your former accountant as an exhibit to any amendment filed in response to our comments. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief